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                                                                   EXHIBIT 99.1

                       UNITED STATES BANKRUPTCY COURT
                     FOR THE WESTERN DISTRICT OF TEXAS
                            SAN ANTONIO DIVISION

In re:                                )
                                      )
50-OFF STORES, INC.,                  )        Case No. 96-54430-C through
a Delaware corporation;               )     Case No. 96-54433-K, respectively,
50-OFF MULTISTATE OPERATIONS, INC.,   )
a Nevada corporation;                 )        Jointly Administered under
50-OFF TEXAS STORES, L.P.,            )            Case No. 96-54430-C
a Texas limited partnership; and      )
50-OFF OPERATING COMPANY, INC.,       )                Chapter 11
a Nevada corporation,                 )
                                      )
          Debtors.                    )

                ORDER GRANTING LEAVE TO CONSOLIDATE CERTAIN
       STEPS TO BE TAKEN PURSUANT TO CONFIRMED PLAN OF REORGANIZATION

     At San Antonio, Texas, on the date noted below, the Court considered the Motion for Leave to Consolidate Certain Steps to Be Taken Pursuant to Confirmed Plan of Reorganization (the "MOTION FOR LEAVE") filed by LOT$OFF Corporation ("LOT$OFF"). The Motion sought to consolidate certain steps to be taken pursuant to the Debtors' Joint Plan of Reorganization as amended and modified confirmed by this Court June 3, 1997 (the "CONFIRMED PLAN"). The Court has determined that adequate notice of the Motion for Leave has been given and that the Court may appropriately considered the Motion for Leave without a hearing. The Court has determined that the Motion is well-founded and should be granted.

     Accordingly, it is hereby

     ORDERED that subject to the terms and conditions herein, LOT$OFF, as a distribution agent to Class 7 Creditors within the Confirmed Plan, is authorized to consolidate the treatment of Class 7 Creditors by the issuance of 2 shares of Common Stock in lieu of any single share of Series B Preferred Stock, Series A

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Conversion Rights or Series A Preferred Stock, as the case may be, which would otherwise have been issued pursuant to the Confirmed Plan. It is further

     ORDERED that LOT$OFF's leave to consolidate such steps within the Confirmed Plan shall exist for such periods during which the Common Stock is trading at a price in excess of $3 per share. It is further

     ORDERED that LOT$OFF's obligations under the Confirmed Plan to issue Series B Preferred Stock, Series A Conversion Rights, and/or Series A Preferred Stock, as the case may be, shall be deemed satisfied and fulfilled by the issuance in lieu thereof of 2 shares of Common Stock, and Allowed Class 7 Creditors shall credit $5 to the amount of such Allowed Claim for each 2 shares of Common Stock so issued. It is further

     ORDERED that nothing herein shall affect LOT$OFF's obligation to distribute the Excess Net Lawsuits' Proceeds in cash as required by the Confirmed Plan. It is further

     ORDERED that, so long as the other terms and conditions of the Confirmed Plan and this Order are satisfied, LOT$OFF may continue to issue such 2 shares of Common Stock in lieu of 1 share of Preferred Stock to holders of Class 7 Allowed Claims, until all such Allowed Claims are paid in full with Common Stock and/or cash, at which time LOT$OFF's obligations to the holders of Allowed Class 7 Claims shall be fully satisfied.

     DATED: March 19, 1998.

                                             /s/ Leif M. Clark
                                             --------------------------------
                                             Leif M. Clark
                                             United States Bankruptcy Judge

AFTER ENTRY, PLEASE TRANSMIT A CONFORMED COPY TO:

Samuel M. Stricklin
Richard G. Grant
SHEINFELD, MALEY & KAY, P.C.
1700 Pacific, Suite 4400
Dallas, Texas 75201-4618
Telephone: 214-953-0700
Facsimile: 214-953-1189

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                        UNITED STATES BANKRUPTCY COURT
                     FOR THE WESTERN DISTRICT OF TEXAS
                            SAN ANTONIO DIVISION

In re:                                )
                                      )
50-OFF STORES, INC.,                  )        Case No. 96-54430-C through
a Delaware corporation;               )     Case No. 96-54433-K, respectively,
50-OFF MULTISTATE OPERATIONS, INC.,   )
a Nevada corporation;                 )        Jointly Administered under
50-OFF TEXAS STORES, L.P.,            )            Case No. 96-54430-C
a Texas limited partnership; and      )
50-OFF OPERATING COMPANY, INC.,       )                Chapter 11
a Nevada corporation,                 )
                                      )
          Debtors.                    )

               MOTION FOR LEAVE TO CONSOLIDATE CERTAIN STEPS
         TO BE TAKEN PURSUANT TO CONFIRMED PLAN OF REORGANIZATION

TO THE HONORABLE UNITED STATES BANKRUPTCY JUDGE:

     LOT$OFF Corporation ("LOT$OFF") respectfully submits as follows:

          I. On June 3, 1997, this Court confirmed the Debtors' Joint Plan of Reorganization, As Amended and as modified (the "CONFIRMED PLAN").

          II. At the time that this Court considered and ruled upon confirmation of the Confirmed Plan, the Debtors in the above captioned bankruptcy cases were plaintiffs in certain lawsuits, including specifically
(a) 50-OFF STORES, INC. V. BANQUE PARIBAS (SUISSE), S.A., ET AL., Case No. SA95-CA-0159, pending in the United States District Court, Western District of Texas, San Antonio Division, and (b) 50-OFF STORES, INC. V. JEFFERIES & COMPANY, INC. & JEFFERIES INT'L. LTD., Cause No. 96-CI-00349, pending in the Texas District Court for Bexar County, Texas, (collectively the "LAWSUITS").

          III. The Confirmed Plan separately classified general unsecured creditors not otherwise classified into Class 7. The treatment for Class 7 included a mechanism for general unsecured creditors to receive certain benefits derived from the Net Lawsuits Proceeds (as such term is defined within the Confirmed Plan). Very generally described, the Confirmed Plan provided for the issuance of Series B Preferred Stock in the amount of $3,991,050 on a

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pro-rata basis to Allowed Class 7 Claims.(1)  $3,991,050 is the amount at which the Debtors carried the Lawsuits upon their books and records. Because the Series B Preferred Stock was and is to be issued with a $5.00 face liquidation preference, 798,210 of such shares are slated to be issued, which is $3,991,050 divided by $5.

          IV. Upon LOT$OFF actually receiving Net Lawsuits' Proceeds, Series A Conversion Rights are to be issued to the holders of such Series B Preferred Stock. Upon receipt of such Series A Conversion Rights, the holder would then be capable of converting the Series B Preferred Stock to Series A Preferred Stock.

          V. The Confirmed Plan further generally provided that upon receipt of Net Lawsuits' Proceeds in excess of $3,991,050, the Reorganized Debtors would begin issuing Series A Preferred Stock on a pro-rata basis to holders of Allowed Class 7 Claims. Such stock would be issued in the amount of $5.00 face liquidation value for each $5 of Net Lawsuits' Proceeds together with cash (see paragraph 6 below) up to the full face amount of the Allowed Class 7 Claim.

          VI. Furthermore, the Confirmed Plan required cash sharing for at least certain portions of the Net Lawsuits' Proceeds if certain amounts were achieved.

          VII. The Confirmed Plan further provided that Series A Preferred Stock would be redeemable. Specifically, at page P-23, the Confirmed Plan provided as follows:

     Subject to restrictions imposed by Delaware law, Reorganized 50-OFF may, at its option, redeem the shares of the Series A Preferred Stock in whole or in part, at any time, in exchange for the payment of the Series A Liquidation Preference; provided, however, at the time of providing the notice of redemption the New Common Stock must have closed at a price of at least $3.00 per share for at least five consecutive days. Redemption shall be accomplished using the procedures set forth within the Series A Preferred Stock Certificate of Designation.

          I. Certain aspects of the Lawsuits have now been settled. Specifically, LOT$OFF's claims against Bank Paribas (Suisse) were settled in November 1997 for $2.4 million. LOT$OFF's claims against Jefferies were settled in January 1998 for approximately $4.3 million. In addition, on November 20, 1997, a jury returned a verdict for approximately $13 million in actual damages and $138 million in punitive damages against the Chase Manhattan Bank, N.A. Judgment has been entered upon such verdict. All post-judgment motions were denied last week by the presiding Federal District Judge (the Honorable H.F. Garcia).

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(1) This Motion is intended to provide only a general overview of the Confirmed
    Plan.  Reference should be made to the Confirmed Plan for its specific terms

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           II.  Due in part to the success that LOT$OFF has had in connection with the Lawsuits, the price of LOT$OFF Common Stock has exceeded $3 per share for at least the last ninety days. At $3 per share and above, no Class 7 Creditor would be economically served from any action other than immediate conversion of their preferred shares to Common Stock and trading such Common Stock in the open market. The Common Stock is the only security of LOT$OFF that is publicly traded (OTC Bulletin Board). LOT$OFF has already redeemed all shares of previously issued Series A Preferred Stock and such stock is no longer available to be traded on the Bulletin Board.

          III. By this Motion, LOT$OFF requests the Court's permission to consolidate the steps described within the Confirmed Plan. Specifically, instead of issuing Series B Preferred Stock, then issuing Series A Conversion Rights, then allowing the parties to convert their stock to Series A Preferred Stock, and/or then redeeming such Series A Preferred Stock, LOT$OFF requests leave of this Court to issue 2 shares of Common Stock for each share of Series B Preferred Stock or Series A Preferred Stock which would otherwise be issued to Class 7 Creditors. LOT$OFF requests that such leave be granted only for such periods during which the Common Stock is trading at a price in excess of $3 per share.

          IV. This Court may grant the relief requested within this Motion. Because of the Claims Objection process, no Series B Stock or Series A Conversion Rights have been issued to date to holders of Allowed Class 7 Claims. LOT$OFF expects that the first issuance will be made within the next 30 days upon this Court's ruling upon certain objections to claims or other resolutions thereto. Accordingly, the portions of the Confirmed Plan that LOT$OFF seeks to consolidate have not yet been consummated to the point which would make such consolidation imprudent.

          V. The consolidation of such portions of the Confirmed Plan is in the best economic interests of the Class 7 Creditors. Furthermore, it will reduce steps which are cumbersome and which generate fees to transfer agents and other third parties.

          VI. A declaration of Charles Fuhrmann in support of this Motion is attached hereto as Exhibit "A."

WHEREFORE, LOT$OFF requests that this Court enter an order authorizing LOT$OFF, as a distribution agent to Class 7 Creditors within the Confirmed Plan, to consolidate the treatment of Class 7 Creditors by the issuance

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of 2 shares of Common Stock in lieu of any single share of Series B Preferred
Stock, Series A Conversion Rights or Series A Preferred Stock, as the case may be, which would otherwise have been issued pursuant to the Confirmed
Plan.   LOT$OFF requests that such leave be granted only for such periods during which the Common Stock is trading at a price in excess of $3 per share. LOT$OFF respectfully requests that this Court grant the relief set forth on the proposed form of order attached hereto as Exhibit "B." LOT$OFF further requests that it be granted such other and further relief to which it may show itself justly entitled.

Date: March 3, 1998


                         Respectfully Submitted,

                         SHEINFELD, MALEY & KAY, P.C.


                         By:  /s/ Samuel M. Stricklin
                              ------------------------------------------
                              Samuel M. Stricklin
                              Texas Bar No. 19397050
                              Richard G. Grant
                              Texas Bar No. 08302650
                              1700 Pacific Avenue, Suite 4400
                              Dallas, TX 75201-4618
                              Telephone: (214) 953-0700
                              Facsimile: (214) 953-1189

                         ATTORNEYS FOR LOT$OFF CORPORATION

Exhibits:
---------

EXHIBIT "A" - Declaration of Charles Fuhrmann
EXHIBIT "B" - Proposed Form of Order

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                               CERTIFICATE OF SERVICE

I certify that a true and correct copy of the foregoing document (but not the attached service list) was transmitted via Federal Express, Priority Overnight, prepaid, on March 3, 1998 to the addresses below:

Nancy Ratchford
United States Trustee's Office
615 East Houston Street, Suite 533
San Antonio, Texas 78295-1539

Jack M. Partain, Jr.
Fulbright & Jaworksi, L.L.P.
300 Convent Street, Suite 2200
San Antonio TX 78205

                                       /s/  Samuel M. Stricklin
                                       ----------------------------------
                                       Samuel M. Stricklin